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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _______________

                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (AMENDMENT NO. 5)

                                   IBP, INC.
                           (Name of Subject Company)

                         LASSO ACQUISITION CORPORATION
                               TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

        COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)
                                _______________

                                   449223106
                     (Cusip Number of Class of Securities)

                                  LES BALEDGE
                               TYSON FOODS, INC.
                            2210 West Oakland Drive
                          Springdale, Arkansas  72762
                           Telephone: (501) 290-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Mel M. Immergut
                               Lawrence Lederman
                      Milbank, Tweed, Hadley & McCloy LLP
                           One Chase Manhattan Plaza
                            New York, New York 10005
                           Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE

  Transaction valuation*                              Amount of filing fee
  ----------------------                              --------------------
      $1,360,751,011                                      $272,150.20

*  Estimated for purposes of calculating the amount of the filing fee only.
   The amount assumes the purchase of a total of 52,336,577 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a
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   price per Share of $26.00 in cash. Such number of Shares, together with the
   574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,610,334 Shares of IBP, inc. outstanding as of November 1, 2000 (as reported in IBP, inc.'s Form 10-Q for the 39 weeks ended September 23, 2000).


[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 272,150.20       Filing Party:  Tyson Foods, Inc.
                                         (Offeror Parent) and Lasso
                                         Acquisition Corporation
Form or Registration No.:  Schedule TO   Date Filed: December 12, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 5 TO TENDER OFFER STATEMENT

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 12. Exhibits.

(a)(1)  Offer to Purchase dated December 12, 2000. *
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(a)(2)  Letter of Transmittal (including Guidelines for Certification of
        Taxpayer Identification Number on Substitute Form W-9). *
(a)(3)  Notice of Guaranteed Delivery. *
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
        Other Nominees. *
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees. *
(a)(6)  Form of summary advertisement dated December 12, 2000. *
(a)(7)  Press Release issued by Tyson dated December 11, 2000. *
(a)(8)  Tyson Conference call dated December 12, 2000. *
(a)(9)  Press Release issued by Tyson dated December 12, 2000. *
(a)(10) Tyson Presentation delivered December 14, 2000 *
(a)(11) Press Release issued by Tyson dated December 14, 2000 *
(a)(12) Tyson Presentation delivered December 19, 2000
(d)(1)  Confidentiality Agreement between Parent and the Company dated
        December 4, 2000. *
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company. *

* Previously filed.

                                   SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TYSON FOODS, INC.

                                      /s/ LES BALEDGE
                                    --------------------------
                                          (Signature)
                                     Les Baledge, Executive Vice
                                     President and General Counsel


                                    ------------------------------
                                            (Name and Title)
                                            December 19, 2000
                                    ------------------------------
                                                   (Date)
                                    LASSO ACQUISITION CORPORATION
                                                   /s/ LES BALEDGE
                                    ------------------------------
                                             (Signature)
                                    Les Baledge, Executive Vice President
                                    -------------------------------------
                                            (Name and Title)
                                            December 19, 2000
                                    -------------------------------------
                                                   (Date)
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                                 EXHIBIT INDEX

Exhibit No.
-----------

(a)(1)  Offer to Purchase dated December 12, 2000. *
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *
(a)(3)  Notice of Guaranteed Delivery. *
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(6)  Form of summary advertisement dated December 12, 2000. *
(a)(7)  Press Release issued by Tyson dated December 11, 2000. *
(a)(8)  Tyson Conference call dated December 12, 2000. *
(a)(9)  Press Release issued by Tyson dated December 12, 2000. *
(a)(10) Tyson Presentation delivered December 14, 2000 *
(a)(11) Press Release issued by Tyson dated December 14, 2000 *
(a)(12) Tyson Presentation delivered December 19, 2000
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000. *
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company. *

* Previously filed.